SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)*

UPLAND SOFTWARE, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

91544A109

(CUSIP Number)

ESW CAPITAL, LLC

401 CONGRESS AVENUE

SUITE 2650

AUSTIN, TX 78701

(512) 524-6149

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) ESW Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,017,361
	8.	Shared voting power
	9.	Sole dispositive power 4,017,361
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person 4,017,361
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 25.8%*
14.	Type of reporting person (see instructions) OO

*	Calculated based upon 15,554,588 shares of the Issuer’s common stock outstanding on November 5, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 16, 2015.

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Joseph A. Liemandt
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,017,361
	8.	Shared voting power
	9.	Sole dispositive power 4,017,361
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person 4,017,361
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 25.8%*
14.	Type of reporting person (see instructions) IN/HC

*	Calculated based upon 15,554,588 shares of the Issuer’s common stock outstanding on November 5, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 16, 2015.

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Acorn Performance Group, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,803,574*
	8.	Shared voting power
	9.	Sole dispositive power 1,803,574*
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person 1,803,574*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 11.6%**
14.	Type of reporting person (see instructions) CO

*	2,213,787 shares are held directly by ESW Capital, LLC (“ESW”). Joseph A. Liemandt is the sole voting member of ESW and may be deemed to have beneficial ownership of the shares held by ESW. 1,803,574 shares are held directly by Acorn Performance Group, Inc. (“Acorn”), a controlled subsidiary of ESW. Each of ESW and Mr. Liemandt may be deemed to have beneficial ownership of the shares held by Acorn. Thus, each of ESW and Mr. Liemandt may be deemed to have beneficial ownership of 4,017,361 shares in total.
**	Calculated based upon 15,554,588 shares of the Issuer’s common stock outstanding on November 5, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 16, 2015.

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D originally filed on June 23, 2015 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed on July 22, 2015 (“Amendment No. 1”) and Amendment No. 2 to Schedule 13D filed on August 24, 2015 (“Amendment No. 2”), relating to the common stock, $0.0001 par value per share (the “Shares”), of Upland Software, Inc., a Delaware corporation (the “Issuer”). The purpose of this Amendment No. 3 to Schedule 13D is to report a change in the share ownership as a result of the Reporting Persons’ transactions in the Shares.

Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 3 to Schedule 13D shall have the meaning ascribed to them in the Original Schedule 13D, Amendment No. 1 and Amendment No. 2.

All disclosure for items contained in the Original Schedule 13D, Amendment No. 1 and Amendment No. 2 where no new information is provided for such item in this Amendment No. 3 to Schedule 13D is incorporated herein by this reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate cost of the 2,213,787 Shares acquired by ESW to date is $17,793,891, inclusive of any applicable brokerage commissions. As described in Item 6, in January 2014, in connection with an Amended & Restated Technology Services Agreement between the issuer and an affiliate of ESW, the Issuer issued 1,803,574 shares of common stock to such affiliate (which shares were subsequently transferred to Acorn) at a purchase price of $0.0001 per share for an aggregate purchase price of $1,100.

Each of ESW and the affiliate of ESW referred to above used its own assets to purchase the shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of December 22, 2015, ESW may be deemed to beneficially own 4,017,361 Shares, representing approximately 25.8% of the Issuer’s common stock outstanding on November 5, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 16, 2015, which consists of 2,213,787 Shares held directly by ESW (the “ESW Shares”), and 1,803,574 Shares held directly by Acorn (the “Acorn Shares”). ESW has sole voting, investment and dispositive power with respect to the ESW Shares and may be deemed to have sole voting and dispositive power with respect to the Acorn Shares.

As of December 22, 2015, Acorn may be deemed to beneficially own 1,803,574 Shares held directly by it, representing approximately 11.6% of the Issuer’s common stock outstanding on November 5, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 16, 2015. Acorn has sole voting, investment and dispositive power with respect to the Acorn Shares.

As of December 22, 2015, Liemandt may be deemed to beneficially own the 4,017,361 Shares that represent the ESW Shares and the Acorn Shares, representing approximately 25.8% of the Issuer’s common stock outstanding on November 5, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 16, 2015. Liemandt may be deemed to have sole voting, investment and dispositive power with respect to the ESW Shares and the Acorn Shares.

(c) Except as set forth in the attached Annex I to this Schedule 13D, no Reporting Person has effected any transaction in the Shares since the filing of Amendment No. 2.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 22, 2015

ESW CAPITAL, LLC

By:	/s/ Andrew S. Price
Name:	Andrew S. Price
Title:	Chief Financial Officer

JOSEPH A. LIEMANDT

By:	/s/ Andrew S. Price
Name:	Andrew S. Price
Title:	Attorney-In-Fact for Joseph A. Liemandt

ACORN PERFORMANCE GROUP, INC.

By:	/s/ Andrew S. Price
Name:	Andrew S. Price
Title:	Chief Financial Officer

Annex I

Information With Respect to Transactions of Shares since the filing of Amendment No. 2

ESW Capital, LLC

Date	Transaction	Shares	Price/Share ($)
8/26/2015	Purchase	3,600	$7.72
8/27/2015	Purchase	8,202	$7.92
8/28/2015	Purchase	400	$7.96
8/31/2015	Purchase	3,100	$7.92
9/1/2015	Purchase	1,113	$7.82
9/8/2015	Purchase	4,818	$7.91
9/9/2015	Purchase	40,061	$7.92
9/10/2015	Purchase	18,663	$7.92
9/11/2015	Purchase	500	$7.95
9/14/2015	Purchase	5,032	$7.92
9/15/2015	Purchase	4,456	$7.88
9/18/2015	Purchase	600	$7.94
9/24/2015	Purchase	1,212	$7.82
9/25/2015	Purchase	553	$7.85
9/28/2015	Purchase	4,164	$7.91
9/29/2015	Purchase	2,702	$7.80
9/30/2015	Purchase	4,313	$7.82
10/1/2015	Purchase	361	$7.97
12/15/2015	Purchase	50,000	$6.72
12/16/2015	Purchase	4,100	$6.97
12/17/2015	Purchase	5,844	$7.00
12/18/2015	Purchase	10,287	$7.01
12/21/2015	Purchase	55,425	$6.96

Purchases are inclusive of brokerage commissions.

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of December 22, 2015.

ESW CAPITAL, LLC

By:	/s/ Andrew S. Price
Name:	Andrew S. Price
Title:	Chief Financial Officer

JOSEPH A. LIEMANDT

By:	/s/ Andrew S. Price
Name:	Andrew S. Price
Title:	Attorney-In-Fact for Joseph A. Liemandt

ACORN PERFORMANCE GROUP, INC.

By:	/s/ Andrew S. Price
Name:	Andrew S. Price
Title:	Chief Financial Officer